FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 17, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

EXECUTION OF A MEMORANDUM OF UNDERSTANDING BETWEEN

EDESUR AND UNIREN

Buenos Aires, June 17, 2005 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), announces that its controlled company, Petrobras Energía S.A.  (Buenos Aires: PESA) announced that on June 17, 2005, Empresa Distribuidora Sur Sociedad Anónima (EDESUR S.A.) subscribed with the Utilities Contract Renegotiation and Analysis Committee (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos or UNIREN) a Memorandum of Understanding (MOU) within the framework of the process involving the renegotiation of EDESUR S.A. Concession Contract under Law N. 25,561 and supplementary regulations.

The said Memorandum of Understanding establishes the terms and conditions that, upon compliance with all requirements provided for in the regulations, shall serve as substantive basis for the Comprehensive Agreement for Renegotiation of the Concession Contract  between the Federal Executive Branch and the Company.

The MOU provides for a transition tariff scheme as from November 1, 2005, with a maximum 15% increase in the utility medium tariff, submits to the approval of the pertinent authorities the payment of dividends during the term of the transition scheme, establishes terms for the payment of penalties imposed by the ENRE and encompasses other aspects related to investments and service quality. In addition, it provides for a comprehensive tariff revision process between the execution of the Memorandum of Understanding and September 30, 2006 in order to fix a new tariff scheme effective for a 5-year term starting November 1, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 06/17/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

#